                                                           File Number:  0-29174
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                            RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                    For the quarter ended December 31, 1999

                          LOGITECH INTERNATIONAL S.A.
             (Exact name of Registrant as specified in its charter)
                            ----------------------
                                 Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                            ----------------------
                          Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                            ----------------------

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.
                     X   Form 20-F           Form 40-F


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                         Yes             X   No

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
     Not applicable

================================================================================

                          LOGITECH INTERNATIONAL S.A.
                                    Form 6-K
                               Table of Contents

                                                                                                   Page
                                                                                                   ----
Consolidated Financial Statements (unaudited):

  Consolidated Balance Sheets at December 31, 1999 and March 31, 1999...............................  3

  Consolidated Statements of Income for the three and nine months ended December 31, 1999 and 1998..  4

  Consolidated Statements of Cash Flows for the nine months ended December 31, 1999 and 1998........  5

  Notes to Consolidated Financial Statements........................................................  6

Management's Discussion and Analysis of Financial Condition and Results of Operations...............  9

Quantitative and Qualitative Disclosure About Market Risk........................................... 21

Signatures.......................................................................................... 22


                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)



                                                                           December 31,        March 31,
                                                                               1999               1999
                                                                           --------------     ------------
                                ASSETS                                     (unaudited)
Current assets:
 Cash and cash equivalents............................................           $ 29,073         $ 43,251
 Accounts receivable..................................................            137,170           93,501
 Inventories..........................................................             71,235           70,100
 Other current assets.................................................             20,320           13,907
                                                                           --------------     ------------
     Total current assets.............................................            257,798          220,759
Investments...........................................................             13,124           13,856
Property, plant and equipment, net....................................             42,309           40,203
Intangible assets, net................................................             15,100           18,247
Other assets..........................................................                903            1,424
                                                                           --------------     ------------
     Total assets.....................................................           $329,234         $294,489

                 LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Short-term debt......................................................           $  7,200         $ 25,385
 Accounts payable.....................................................            101,421           83,640
 Accrued liabilities..................................................             49,701           41,377
                                                                           --------------     ------------
     Total current liabilities........................................            158,322          150,402
Long-term debt........................................................              3,141            3,624
Other liabilities.....................................................                743              709
                                                                           --------------     ------------
     Total liabilities................................................            162,206          154,735
                                                                           ==============     ============
Contingencies (Note 8)
Shareholders' equity:
  Registered shares, par value CHF 20 - 2,101,688 authorized,
   605,312 and 653,312 conditionally authorized at December 31 and
   March 31, 1999, 2,049,688 and 2,001,688 issued and outstanding at
   December 31 and March 31, 1999.....................................             29,360           28,738
  Additional paid-in capital..........................................             79,200           75,717
  Less registered shares in treasury, at cost, 19,422 at December 31,
   1999 and 64,923 at March 31, 1999..................................             (1,987)          (6,643)
  Retained earnings...................................................             74,981           54,323
  Cumulative translation adjustment...................................            (14,526)         (12,381)
                                                                           --------------     ------------
     Total shareholders' equity.......................................            167,028          139,754
                                                                           --------------     ------------
     Total liabilities and shareholders' equity.......................           $329,234         $294,489
                                                                           ==============     ============

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
               (In thousands, except share and per share amounts)



                                                           Three months ended                     Nine months ended
                                                              December 31,                           December 31,
                                                      --------------------------------     ---------------------------------
                                                          1999                1998               1999               1998
                                                      ------------        ------------       ------------       ------------
                                                                (unaudited)                            (unaudited)

Net sales.......................................        $  185,425          $  154,506         $  439,739         $  323,338
Cost of goods sold..............................           118,147              99,376            293,250            207,178
                                                      ------------        ------------       ------------       ------------
Gross profit....................................            67,278              55,130            146,489            116,160
Operating expenses:
 Marketing and selling..........................            31,264              27,888             74,391             61,052
 Research and development.......................             7,627               8,363             22,852             22,332
 General and administrative.....................             7,913               6,459             21,929             16,561
 Acquired research and development..............                --                  --                 --              6,200
                                                      ------------        ------------       ------------       ------------
Operating income................................            20,474              12,420             27,317             10,015
Interest income (expense), net..................               (61)                 47               (403)             1,205
Loss on sale of product line....................                --                (404)                --             (6,839)
Other expense, net..............................            (1,805)               (822)            (1,092)              (931)
                                                      ------------        ------------       ------------       ------------
Income before income taxes......................            18,608              11,241             25,822              3,450
Provision for income taxes......................             3,722               1,686              5,164                517
                                                      ------------        ------------       ------------       ------------
Net income......................................        $   14,886          $    9,555         $   20,658         $    2,933
                                                      ============        ============       ============       ============
Net income per share:
 Basic..........................................        $     7.47          $     4.93         $    10.49         $     1.51
 Diluted........................................        $     6.86          $     4.85         $     9.93         $     1.48
Net income per ADS (10 ADS : 1 share):
 Basic..........................................        $      .75          $      .49         $     1.05         $      .15
 Diluted........................................        $      .69          $      .49         $      .99         $      .15
Shares used to compute net income per share:
 Basic..........................................         1,991,530           1,936,443          1,968,586          1,935,476
 Diluted........................................         2,170,264           1,970,156          2,081,335          1,983,299

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                Nine months ended
                                                                                   December 31,
                                                                          -------------------------------
                                                                              1999              1998
                                                                          -------------      ------------
                                                                                     (unaudited)
Cash flows from operating activities:
 Net income...........................................................         $ 20,658          $  2,933
 Non-cash items included in net income:
  Depreciation and amortization.......................................           13,176            11,018
  Acquired research and development...................................               --             6,200
  Write-down of investments and note receivable.......................               --             5,800
  Deferred income taxes...............................................            2,065              (954)
  Equity in net losses of affiliated companies........................            3,468               168
  Gain on sale of touchpad technology.................................           (1,302)               --
  Other...............................................................              635               195
 Changes in current assets and liabilities:
  Accounts receivable.................................................          (44,158)          (46,818)
  Inventories.........................................................           (1,756)          (35,175)
  Other current assets................................................           (3,093)           (1,389)
  Accounts payable....................................................           16,726            37,927
  Accrued liabilities.................................................            7,231            11,279
                                                                          -------------      ------------
     Net cash provided by (used in) operating activities..............           13,650            (8,816)
                                                                          -------------      ------------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................          (12,495)          (16,027)
 Acquisitions and investments in affiliated companies.................           (3,025)          (39,020)
 Cash advanced to affiliated companies................................           (2,467)               --
                                                                          -------------      ------------
     Net cash used in investing activities............................          (17,987)          (55,047)
                                                                          -------------      ------------
Cash flows from financing activities:
 Increase (decrease) in debt..........................................          (18,447)           24,587
 Proceeds from sale of treasury shares................................            4,273             2,206
 Proceeds from issuance of registered shares..........................            4,487                --
 Purchase of treasury shares..........................................               --            (3,044)
                                                                          -------------      ------------
     Net cash provided by (used in) financing activities..............           (9,687)           23,749
                                                                          -------------      ------------
Effect of exchange rate changes on cash and cash equivalents..........             (154)              615
                                                                          -------------      ------------
Net decrease in cash and cash equivalents.............................          (14,178)          (39,499)
Cash and cash equivalents at beginning of period......................           43,251            72,376
                                                                          -------------      ------------
Cash and cash equivalents at end of period............................         $ 29,073          $ 32,877
                                                                          =============      ============

Supplemental cash flow information:
 Interest paid........................................................         $    837          $    612
 Income taxes paid....................................................         $    779          $  1,204

Non-cash investing and financing activities:
 Property acquired through capital lease financing....................               --          $  1,007
 Accrued treasury shares..............................................               --          $    417

   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 1999 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end.

  Certain amounts reported in prior quarters' financial statements have been reclassified to conform with the current quarter's presentation.

Note 3 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company that will enhance video communications using the internet infrastructure. The new company, Spotlife Inc., is independently run and plans to launch its internet service in the first calendar quarter of 2000. At the same time, Logitech announced the investment of $10.8 million in Spotlife by other investors, including two venture capital firms. Logitech has invested $2 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the new company's capital lease obligation. As of December 31, 1999, the outstanding balance of this guarantee is $3.4 million. As of December 31, 1999, Logitech owns approximately 49% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the new company. Logitech accounts for its investment in this company using the equity method.

  In June 1998, the Company acquired 49% of the outstanding shares of Space Control, GmbH., the German-based provider of Logitech's Magellan 3D Controller. The agreement includes an obligation for the Company to acquire the remaining outstanding shares of Space Control, if certain conditions are met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. NASDAQ Stock Market in an initial public offering. As part of this offering, Logitech signed a lock-up agreement that prevents it from selling its stock in Immersion for six months. As of December 31, 1999, the cost of these securities was $5 million and the gross unrealized gain was $41 million. The Company uses the cost method of accounting for this investment.

Note 4 -- Business Acquisition:

  In September 1998, the Company completed the acquisition of Connectix Corporation's QuickCam(R) PC video camera business for approximately $26.2 million (including closing and other costs). The Connectix business has been combined with the Company's video division to offer a complete line of PC video cameras for personal computer platforms. The transaction was recorded using the purchase method of accounting. Accordingly, the results of operations of the acquired business from the date of acquisition have been included in the consolidated statement of income.

  In connection with the acquisition, the Company recorded approximately $19.4 million in goodwill and other intangible assets. In addition, the Company recorded a one-time charge of $6.2 million for acquired in-process research and development in the quarter ended September 30, 1998.

Note 5 -- Comprehensive Income:

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income and the net change in the accumulated foreign currency translation adjustment account. For the three months ended December 31, 1999 and 1998, comprehensive income was $12.7 and $10.2 million. For the nine months ended December 31, 1999 and 1998, comprehensive income was $18.5 and $5.6 million.

Note 6 -- Sale of Product Line:

  In December 1997, the Company sold its scanner product line to Storm Technology Inc. for $5 million in cash, a $4 million convertible note, and a 10% common stock ownership in Storm. The Company recognized a loss on this sale in fiscal 1998 of $3,174,000.

  During the second quarter of fiscal 1999, the Company wrote off $5.8 million related to the convertible note and common stock investment in Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. In addition, in October 1998, Storm filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code, and in November 1998 the case was converted to a Chapter 7 bankruptcy case. The additional expenses in fiscal 1999 primarily relate to costs to conclude certain obligations exceeding management's estimate made in 1998.

Note 7  Inventory
  At December 31 and March 31, 1999, inventory consisted of the following:

                                                                  Dec. 31, 1999      March 31, 1999
                                                                  -------------      --------------
                                                                          (in thousands)
Raw materials................................................           $16,902             $13,077
Work-in-process..............................................               273               1,566
Finished goods...............................................            54,060              55,457
                                                                    -----------         -----------
                                                                        $71,235             $70,100
                                                                    ===========         ===========

Note 8 -- Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. As a result, the Company revised its estimate of VAT liability and released an accrual of approximately $1 million into income during the quarter ended June 30, 1999. The Company therefore believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights, both as a defendant and a plaintiff. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Results of Operations

  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                          Three months ended                 Nine months ended
                                                             December 31,                      December 31,
                                                     -----------------------------     ------------------------------
                                                         1999            1998              1999             1998
                                                     ------------     ------------     -------------    -------------
Net sales.........................................          100.0%           100.0%            100.0%           100.0%
Cost of goods sold................................           63.7             64.3              66.7             64.1
                                                     ------------     ------------     -------------    -------------
Gross profit......................................           36.3             35.7              33.3             35.9
Operating expenses:
 Marketing and selling............................           16.9             18.0              16.9             18.9
 Research and development.........................            4.1              5.4               5.2              6.9
 General and administrative.......................            4.3              4.2               5.0              5.1
 Acquired research and development................             --               --                --              1.9
                                                     ------------     ------------     -------------    -------------
Operating income..................................           11.0              8.0               6.2              3.1
Interest income (expense), net....................             --               --               (.1)              .4
Loss on sale of product line......................             --              (.3)               --             (2.1)
Other expense, net................................           (1.0)             (.5)              (.2)             (.3)
                                                     ------------     ------------     -------------    -------------
Income before income taxes........................           10.0              7.3               5.9              1.1
Provision for income taxes........................            2.0              1.1               1.2               .2
                                                     ------------     ------------     -------------    -------------
Net income........................................            8.0%             6.2%              4.7%              .9%
                                                     ============     ============     =============    =============

Comparison of three months ended December 31, 1999 and 1998

  Net Sales

  Net sales for the three months ended December 31, 1999 increased 20% to $185.4 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's cordless mouse offerings.

  Retail sales grew by 31%. As has been the case for the last several quarters, this growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 8%. This growth was driven principally by the Company's cordless mouse offerings. Sales of the Company's cordless mice increased 150% over the third quarter in fiscal 1999. Even with this growth, mice sales represented 37% of the Company's total retail revenue for this quarter, compared to 44% in the same quarter last year, reflecting the Company's expanded retail product offerings. Keyboard products continue to be a source of strong growth with sales increasing by 122% over the third quarter in fiscal 1999, the seventh consecutive quarter of sequential sales growth. Sales this quarter included a renewed line of cordless desktops. In the fast growing video camera business, retail sales grew by 115% compared to the prior year, with unit volume almost tripling. The video camera increases occurred despite the loss of some shelf space in stores due to product transition issues; during the quarter, the Company introduced two improved video products. Sales of gaming products declined 12% from the same quarter last year, even though unit volume grew by 36%. This decline is due to joystick products, where a significant shift in product mix occurred. Joystick units sold carried a much lower average selling price than last year, reflecting new entry level offerings and a large sell-in of a new line of high-end joysticks last year. Gaming product sales from gamepads, racing systems and new gaming mouse products increased over last year.

  OEM sales decreased this quarter by 6% compared to the same quarter last year, with unit volume increasing by 8%. The impact of the volume increase on net sales was offset by price reductions due to price pressures in the OEM market. In December 1999, the Company announced that Compaq Computer Corporation is starting to bundle the QuickCam(R) Express internet video camera with most of their Presario(R) models, currently in the North American market.

  Gross Profit

  Gross profit consists of net sales less cost of goods sold, which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 22% to $67.3 million. This increase was due principally to a continuing shift in product mix from the OEM sector to the retail sector.

  Gross profit as a percentage of net sales increased from 35.7% to 36.3%. In the retail channel, the product mix has shifted towards higher margin retail products such as keyboards and internet video cameras. This reflects broadening of the Company's overall retail product offering and the Company's aggressive efforts to increase market share in growing product categories. In addition, although the OEM market continues to experience price pressures which led to a significant margin decline compared to the third quarter of fiscal 1999, gross margin increased slightly compared to the second quarter of fiscal 2000. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the Company's largest OEM customers have outpaced the cost reduction efforts. Overall, the Company does not believe the current quarter's high gross margin is sustainable. Over the next few quarters, the Company expects the gross margin to be at the upper end of the long-term targeted range of 30% to 33%.

  Operating Expenses

  Total operating expenses increased 10%, from $42.7 million to $46.8 million. As a percentage of net sales, operating expenses decreased from 27.6% to 25.3%.

  The increase in sales and marketing expenses is directly related to the Company's increased sales performance. The Company continues to make significant investments in advertising, channel marketing, and brand awareness. The decrease in research and development expense is due to slightly lower project development costs. The Company continues its development efforts across the entire spectrum of its product portfolio with initiatives in new product development as well as cost reductions on existing products. The increase in general and administrative expenses primarily reflects increased headcount and higher costs related to intellectual property litigation. The Company is involved in a number of such disputes, as both defendant and plaintiff.

  Interest Income (Expense), Net

  Interest expense for the most recent quarter was $.06 million, compared to income of $.05 million in the prior year. The decline was primarily the result of using cash generated from operations over the past twelve months to reduce short-term debt.

  Sale of Product Line

  During the nine months ended December 31, 1998, the Company wrote off the convertible note and common stock investment in Storm, and incurred other costs in connection with Storm. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. The additional $.4 million in the quarter ended December 31, 1998 primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Expense, Net

  Other expense was $1.8 million for the current quarter, compared to $.8 million last year. This increase was primarily due to higher losses in investments accounted for under the equity method, partially offset by the gain on sale of the touchpad technology and lower net foreign exchange losses. The higher losses in investments accounted for under the equity method are primarily due to $2.3 million equity in the losses of the company recently formed to enhance video communications using the internet infrastructure. The gain on the sale of touchpad technology totaled $1.3 million.

  Provision for Income Taxes

  The provision for income taxes consists of income and foreign withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of foreign withholding taxes on foreign earnings repatriated through dividends, the jurisdictions in which taxable income is generated, changes in local tax laws and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The Company has reviewed its projections of taxable income in various tax jurisdictions for fiscal 2000. Based on a number of factors, including the phased expiration of a tax holiday in China and expected changes in taxable income in certain tax jurisdictions, the Company believes its effective tax rate for fiscal 2000 will be approximately 20%. As a result, the provision for income taxes for the three months ended December 31, 1999 was $3.7 million, representing a 20% effective tax rate, compared to a 15% effective tax rate for the three months ended December 31, 1998.

Comparison of nine months ended December 31, 1999 and 1998

  Net Sales

  Net sales for the nine months ended December 31, 1999 increased 36% to $439.7 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's cordless mouse offerings.

  Retail sales grew by 50%. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by 15%. This growth was driven by the Company's cordless mouse offerings and trackball product line. Sales of the Company's cordless mouse offerings increased 145% over the same period in fiscal 1999. Sales of keyboard products increased by 170% over the same period last year. In the internet video camera business, retail sales grew by 255% over the same period last year. The Company introduced its video products in the third quarter of fiscal 1999, including the integration of the QuickCam business acquired in September 1998, providing additional sales growth. While sales of gaming products increased 21% over last year, sales of joysticks decreased 21%. This decline is due to lower average selling prices, reflecting new entry level offerings and a large sell-in of a new line of high-end joysticks last year.

  OEM sales grew by 10% compared to the same period last year, with unit growth increasing by 32%. The impact of the volume increase on net sales was partially offset by price reductions due to price pressures in the OEM market.

  Gross Profit

  Gross profit increased 26% to $146.5 million in the nine months ended December 31, 1999. Gross profit as a percentage of net sales increased from 33.3% to 35.9%. In the retail channel, the product mix has shifted towards higher margin retail products such as keyboards, internet video cameras and cordless mice. This reflects the Company's broadening of the overall retail product offering and the Company's aggressive efforts to increase market share in growing product categories. In addition, the OEM market continues to experience price pressures that led to a significant margin decline compared to the same period in fiscal 1999. While the Company continues to achieve cost reductions offsetting much of the impact of lower prices, the price reductions for some of the largest OEM customers have outpaced the cost reduction efforts.

  Operating Expenses

  Excluding non-recurring charges of $6.2 million in the nine months ended December 1998, total operating expenses increased 19%, from $99.9 million to $119.2 million. This increase reflects intensified product marketing efforts in the current year in preparation for the Company's launch of several new products. As a percentage of sales, operating expenses, excluding non-recurring charges, decreased from 30.9% to 27.1%.

  The Company has continued to invest in the Logitech brand with its new visual marketing strategy, including new packaging and a significantly enhanced web site. The Company has increased other marketing costs in new product areas, including the retail keyboard market and internet video cameras and cordless mice. Excluding $1.4 million in development efforts relating to the new company formed to enhance video communications, total research and development expenses decreased 4% compared to the same period last year. This decrease was primarily related to lower project development costs. The Company continues its development efforts across the entire spectrum of its product portfolio, with initiatives in new product development as well as cost reductions on existing products. The increase in general and administrative expenses primarily reflects higher costs related to intellectual property litigation. The Company is involved in a number of such disputes, as both defendant and plaintiff. To a lesser extent, the increase in general and administrative costs reflects increased headcount and amortization of goodwill and intangible assets.

  Interest Income (Expense), Net

  Interest expense for the nine months ended December 31, 1999 was $.4 million, compared to interest income of $1.2 million in the same period last year. The decline was the result of a decrease in the average balances of interest bearing cash and cash equivalents and an increase in the average balance of short-term debt.

  Sale of Product Line

  During the nine months ended December 31, 1998, the Company wrote off $5.8 million relating to the convertible note and common stock investment in Storm Technology. The write-off was prompted by changes in the personal scanner business, which in management's opinion called into question the ability of Storm to meet its obligations to the Company. The additional $1 million primarily relates to costs to conclude certain obligations exceeding management's estimate made in fiscal 1998.

  Other Expense, Net

  Other expense was $1.1 million, compared to $.9 million last year. This increase was primarily due to higher losses in investments accounted for under the equity method, partially offset by the gain on sale of the touchpad technology and net foreign exchange gains in fiscal 2000 compared to losses in fiscal 1999.

  Provision for Income Taxes

  The provision for income taxes for the nine months ended December 31, 1999 and 1998 represented a 20% effective tax rate compared to a 15% effective tax rate for the same period last year.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At December 31, 1999, the Company had cash and cash equivalents of $29.1 million. The Company also had credit lines with several European and Asian banks totaling $49.5 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks.

  The Company has financed its operations and capital requirements primarily through cash flow from operations and bank borrowings. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities generated cash of $13.6 million for the nine months ended December 31, 1999 compared to a net cash outflow of $8.8 million for the same period in fiscal 1999. The increase of $22.4 million is primarily a result of higher earnings from operating income (excluding the non-recurring non-cash charge of $6.2 million) and lower working capital requirements. Working capital requirements were high last year as a result of increased accounts receivable and inventories, which grew at a faster rate than accounts payable and accrued liabilities.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $18 million and $55 million for the nine months ended December 31, 1999 and December 31, 1998. Cash used in the nine months ended December 31, 1999 included $3 million of investments in affiliated companies, most of which was used to invest in the formation of a new company that will enhance video communications using the internet interface. Cash used in the nine months ended December 31, 1998 included $39 million used for three acquisitions: the PC video camera business unit of

Connectix Corporation, 49% of the outstanding shares of Space Control GmbH, and 10% of the then outstanding shares of Immersion Corporation. The amounts invested in both years for capital expenditures related to the Company's computer systems implementation project, as well as normal expenditures for tooling costs, machinery and equipment, capital improvements, and other computer equipment.

  Cash Flow from Financing Activities

  Net cash used by financing activities for the nine months ended December 31, 1999 was $9.7 million. This represents a $18.4 million net paydown of short-term debt net of $8.7 million of proceeds from treasury shares and registered shares sold to fulfill employee stock purchase and option plans.

  Net cash provided by financing activities for the nine months ended December 31, 1998 was $23.7 million. This represents principally an increase of $24.6 million in short-term debt for working capital needs and to finance part of the Company's acquisition of the QuickCam(R) PC video camera business unit of Connectix.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future. Fixed commitments for capital expenditures, primarily for manufacturing equipment, approximated $.7 million at December 31, 1999.

  In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of December 31, 1999, the outstanding balance of this guarantee is $3.4 million.

Recent Accounting Pronouncements

  In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101 ("SAB 101"), "Revenue Recognition", which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. SAB 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. Management believes that the impact of SAB 101 would have no material effect on the financial position or results of operations of the Company.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the PC video camera market, iii) gross margins, iv) the Company's brand strategy, v) the Company's research and development strategy, vi) effective tax rate, vii) capital commitments, viii) bank credit line availability, ix) cash liquidity availability, x) the effect of the Year 2000 issue on the Company and the Company's projected costs and strategy addressing this issue, and xi) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

  Year 2000

  At the date of this report, the passage into the year 2000 has occurred. To date, we have not experienced any significant year 2000 issues in our own systems. We are continuing to carefully monitor our systems and communicate regularly with our suppliers and customers, and have not discovered any year 2000 issues that could have a significant impact on Logitech's operations.
There can be no assurance, however, that the Company will not experience unanticipated negative consequences, including material costs caused by undetected errors or defects in the technology used in its internal systems or the systems of its vendors or customers. If, in the future, it comes to the Company's attention that certain of its products or systems need modification or certain of its third party hardware and software are not year 2000 compliant, then the Company will seek to take corrective action as appropriate. There can be no assurance, however, that the Company will be able to modify such products or systems in a timely and successful manner to comply with the year 2000 requirements, which could have a material adverse effect on its business and operating results.

  Euro

  On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will replace the legacy currencies currently in use in each of the participating countries. Euro bills and coins will not be issued until January 1, 2002.

  Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. A majority of the Company's affected subsidiaries converted to the euro during fiscal 2000, with the affected remaining subsidiaries to continue to operate in their respective legacy currencies for at least one year. The Company can accommodate transactions for customers and suppliers operating in either legacy currency or euros.

  The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

  Potential Fluctuations in Future Operating Results; Seasonality

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; the availability of key components; and general economic conditions. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components, and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories. In addition the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. Although Logitech believes that it has provided adequate allowances for projected returns, from time to time it has experienced return levels in excess of its accruals and no assurance can be given that such accruals will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Proprietary Rights

  The Company's future success depends in part on its proprietary technology, technical know-how and other intellectual property. The Company relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect its intellectual property.

  The Company holds various United States patents, together with corresponding patents from other countries relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights.
In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

  The Company also relies on certain technologies that it obtains from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Concentration of Operations in China and Taiwan

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and Hsinchu, Taiwan. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects differences in interpretation and enforcement to continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Risks Associated with International Operations

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  Risk of Margin Declines

  The Company's gross margins are affected by a number of factors, including the mix between retail and OEM sales, product mix, product obsolescence, price and cost reductions. The Company has experienced significant price pressures in the OEM market from PC manufacturers aggressively targeting low cost PCs, and changes in product mix in the retail market toward lower margin products. As a result, the Company believes that gross margins will continue to fluctuate.

  Intense Competition; Pricing Pressure

  The Company's business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  The Company competes primarily with 3Com, The Cherry Corporation, Creative Technology, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, Kodak, KYE/Mouse Systems, Labtec Inc., Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., and Xirlink Inc.

  Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company. In this regard, Microsoft is the Company's chief competitor in the market for pointing devices, gaming devices, and keyboards. In the December 1999 quarter, Microsoft began shipping two new mouse products that are based on a Hewlett-Packard technology that replaces the mouse ball with an optical sensor. These products have helped their market share in the U.S. The Company expects to directly respond to Microsoft with optical offerings throughout the year, and will continue to focus on the advantages of its cordless offerings to the end user. Also, Microsoft's expanded keyboard product line, which began shipping in the September 1999 quarter, has improved their market share in the U.S.

  Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate.
As a result of its position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. In certain instances, this ability may provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer.

  Certain of the Company's competitors may also have patents or intellectual property rights that provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition, which could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, sensors, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. In the December 1999 quarter, the Company experienced shortages in its supply of sensors for its internet video cameras. These shortages limited sales growth of internet video cameras in the December 1999 quarter. The Company currently expects to phase in additional suppliers over the next six months. In addition, the Company is exposed to the possibility of a worldwide shortage of semiconductors as a result of an imbalance of worldwide demand and worldwide manufacturing capacity. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management and other key design, development, manufacturing, marketing and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2000. As a result, the Company's effective income tax rate is likely to increase in future periods.

  Outcome of Legal Proceedings

  There has been substantial litigation in the technology industry regarding rights to intellectual property. The Company is involved from time to time in disputes with respect to its intellectual property rights and the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several pending lawsuits with respect to patent infringement claims by third parties. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

  Other

  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 1999. The Company cautions that the foregoing list of risk factors is not exhaustive.

                          LOGITECH INTERNATIONAL S.A.
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the quarter ended December 31, 1999, 48% of the Company's sales were denominated in non-U.S. currencies and 23% of the Company's net assets were recorded in non-U.S. currencies. For the quarter ended December 31, 1998, 43% of the Company's sales were denominated in non-U.S. currencies and 34% of the Company's net assets were recorded in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the quarters ended December 31, 1999 and 1998 would have been adversely impacted by approximately $2.9 million and $2.0 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 1999 and 2000 quarter end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

                                  SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.



                                    By:     /s/  Guerrino De Luca
                                         ---------------------------------------
                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:     /s/  Kristen M. Onken
                                         ---------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

  February 14, 2000